838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 21-427 January 13, 2021

Platinum Group Metals Ltd. Reports First Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") reports the Company's financial results for the three months ended November 30, 2020 and provides a summary of recent events and outlook.  The Company is focussed on advancing the palladium dominant Waterberg Project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project").  The Waterberg Project is planned as a fully mechanised, shallow, decline access palladium, platinum, gold and rhodium ("4E") mine and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally.

The Company's near-term objectives are to achieve the grant of a mining right for the palladium dominant Waterberg Project and complete construction funding and concentrate offtake arrangements.  The Company is also advancing an initiative through Lion Battery Technologies Inc. ("Lion") in collaboration with Anglo American Platinum Limited ("Anglo") and Florida International University ("FIU").  Lion was jointly formed in 2019 by Platinum Group and Anglo to accelerate the development of next-generation lithium battery technology using platinum and palladium.

For details of the condensed consolidated interim financial statements for the three months ended November 30, 2020 (the "Financial Statements") and Management's Discussion and Analysis for the three months ended November 30, 2020 please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net.  Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

On December 8, 2020 the Company closed a non-brokered private placement of 1,121,076 common shares at price of $2.23 per share to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI") through its subsidiary Deepkloof Limited ("Deepkloof"), resulting in gross proceeds to the Company of $2.5 million and allowing HCI to maintain approximately a 31% interest in the Company as they held prior to the at-the-market offering completed by the Company on November 30, 2020, as described below.

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On November 30, 2020 the Company completed sales of an "at-the-market" offering of common shares first announced on September 4, 2020.  The offering was completed pursuant to an Equity Distribution Agreement with BMO Capital Markets Corp. ("BMO"), whereby Platinum Group sold 5,440,186 common shares in the capital of the Company at an average price of $2.21 for gross proceeds of US $12.0 million.

On October 15, 2020, the Company closed a non-brokered private placement with HCI, for 1,146,790 Common Shares at a price of $2.18 each for gross proceeds of $2.5 million.  HCI completed the placement through Deepkloof, which maintained HCI's effective ownership percentage in the Company at that time of approximately 31%.

On September 21, 2020, the Company was added to the S&P/TSX SmallCap Index.

On September 4, 2020, the Company entered into an Equity Distribution Agreement with BMO Capital Markets Corp. under which Platinum Group was permitted to sell its common shares from time to time for up to $12.0 million in aggregate sales proceeds in "at-the-market" transactions.  No offers or sales of common shares were made in Canada, to anyone known to be a resident of Canada or on or through the facilities of the Toronto Stock Exchange or other trading markets in Canada.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU.  The patent includes the use of PGMs, carbon nanotubes and other innovations in lithium batteries.  Under a sponsored research agreement, Lion has exclusive rights to such battery technology being developed by FIU, including patents granted.  Lion was jointly formed in 2019 by Platinum Group and Anglo to accelerate the development of next-generation battery technology using platinum and palladium.

On June 17, 2020, the Company closed a non-brokered private placement of 1,221,500 common shares at price of $1.40 each for gross proceeds of $1.71 million.  HCI subscribed for 500,000 common shares through Deepkloof.

On June 15, 2020, Impala Platinum Holdings Ltd. ("Implats") delivered formal notice stating their intention not to exercise their Purchase and Development Option (the "Purchase and Development Option") to acquire and earn into a 50.01% interest in Waterberg JV Resources (Pty) Limited ("Waterberg JV Co.").  Implats stated that notwithstanding the positive progress achieved on the Implementation Work Program (defined below) to date, and the strategic alignment between the Waterberg asset and Implats stated portfolio objectives, the unprecedented events brought about by the COVID-19 pandemic necessitated Implats to re-evaluate the impact of increased economic uncertainty on Implats' strategy and risk appetite in the short, medium and long term.  Implats has indicated they intend to continue discussions in good faith on potential smelter offtake arrangements for the Waterberg Project.  Implats reiterated their support of both the Waterberg Project and the joint venture partners and plans to remain an active 15% participant, including funding of their share of costs, subject to future considerations.

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On March 31, 2020, the Implats' Purchase and Development Option was amended, by formal agreement, to extend the termination date from April 17, 2020 to ninety calendar days following receipt of an executed mining right for the Waterberg Project.  In consideration, Implats funded 100% of a post feasibility study work program (the "Implementation Work Program") aimed at analyzing risks and increasing confidence in specific areas of the Waterberg DFS (as defined below).

On December 19, 2019, the Company closed a non-brokered private placement of 3,225,807 common shares at price of $1.24 each for gross proceeds of $4.0 million.  HCI subscribed for 1,612,931 common shares through Deepkloof, increasing HCI's effective ownership percentage in the Company to approximately 31.67%.

On September 24, 2019, the Company published the results of a definitive feasibility study for the Waterberg Project (the "Waterberg DFS").  Later, on December 5, 2019, the shareholders of Waterberg JV Co. formally approved the Waterberg DFS.  The associated technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019 was filed on SEDAR on October 7, 2019 and on EDGAR on October 8, 2019.  The Waterberg DFS projects a fully mechanised, shallow, decline access PGM mine at an annual steady state production rate of 420,000 4E ounces and a 45 year mine life on current reserves.  The Waterberg DFS concludes that the Waterberg Project will be one of the largest and potentially lowest cash cost underground PGM mines globally.

Results For The Three Months Ended November 30, 2020

During the three months ended November 30, 2020, the Company incurred a net loss of $2.56 million (November 30, 2019 - net gain of $0.55 million).  General and administrative expenses during the period were $0.83 million (November 30, 2019 - $1.05 million), gains on foreign exchange were $99 thousand (November 30, 2019 - $7 thousand gain) due to the US Dollar decreasing in value relative to the parent company's functional currency of the Canadian Dollar.  Stock based compensation expense, a non-cash item, totalled $0.44 million (November 30, 2019 - $0.244 million).  Interest expense of $1.31 million was lower in the current period (November 30, 2019 - $1.35 million) due to reduced debt levels.  A gain on fair value of financial instruments of $3.13 million was recognized in the comparative period ended November 30, 2019 due to the expiry of warrants and was a loss of $8 thousand in the current period.

At November 30, 2020, finance income consisting of interest earned and property rental fees in the period amounted to $24 thousand (November 30, 2019 - $63 thousand).  Loss per share for the period amounted to $0.04 as compared to a gain of $0.01 per share for the three months ended November 30, 2019.

Accounts receivable at November 30, 2020 totalled $0.46 million (November 30, 2019 - $0.22 million) while accounts payable and accrued liabilities amounted to $0.79 million (November 30, 2019 - $1.41 million).  Accounts receivable were comprised of mainly of amounts receivable for value added taxes repayable to the Company in South Africa and in Canada. Accounts payable consisted primarily of Waterberg engineering fees, accrued professional fees and regular trade payables.

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Total expenditures on the Waterberg Project, before partner reimbursements, for the period were approximately $0.54 million (November 30, 2019 - $1.0 million).  At November 30, 2020, $38.4 million in accumulated net costs had been capitalized to the Waterberg Project (November 30, 2019 - $39.2 million).  Total expenditures on the property since inception to November 30, 2020 are approximately $76.2 million.

For more information on mineral properties, see Note 3 of the Financial Statements.

Outlook

The Company's primary business objective is to advance the palladium dominant Waterberg Project to a development and construction decision.  The positive results of the Waterberg DFS provide a solid value assessment for the Waterberg Project.  The long-term market outlook for the metals to be produced at Waterberg remains positive.  The Implementation Work Program completed on September 15, 2020, and paid for substantially by Implats, focussed on project optimization, operational readiness and risk mitigation.  The Implementation Work Program confirmed important aspects of the DFS, established mitigation approaches for certain possible risks, and identified several upside opportunities.

The Company will continue working towards its next major milestone; obtaining a mining right for the Waterberg Project.  Waterberg JV Co. applied for a mining right in August 2018 and an environmental authorization in July of 2019.  Detailed consultation with communities, local municipalities, the Limpopo Provincial government and South African national authorities is complete for the mining right application.  An environmental authorisation was granted on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed on November 10, 2020.

In addition to discussions with Implats, the Company and Waterberg JV Co. have begun a process to assess commercial alternatives for mine development financing and concentrate offtake, subject to Implats' right to match offtake proposals.  Several parties are currently in discussions with the Company.

The Company's battery technology initiative through Lion represents a new research, innovation and commercialization opportunity in the high-profile lithium battery field using palladium and platinum.  Recent laboratory research by Lion has discovered innovations that are in line with our technical objectives and are now covered in granted patents and patent applications filed by FIU on behalf of Lion.  The investment in Lion creates a potential vertical integration with electric vehicles, which may otherwise be a potential threat to the platinum and palladium market.

The Company will follow government health directives in the months ahead.  The health and safety of employees is a priority.  The Company plans to drive ahead with its core business objectives while reducing costs where possible in this period of market uncertainty.

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As well as the discussions within this press release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's 2020 annual Form 20-F, which was also filed as the Company's Annual Information Form in Canada.

Qualified Person

R. Michael Jones, P.Eng., the Company's President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and is responsible for preparing the scientific and technical information contained in this news release.  He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo Wethu Consultants (Pty) Ltd., JOGMEC and Hanwa Co. Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

CFO, Corporate Secretary and Director

For further information contact:

 R. Michael Jones, President

 or Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by government create uncertainty and have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the advancement of the Waterberg Project, Implats' continuation of discussions of potential smelter offtake arrangements and continued participation in the Waterberg Project, the market for PGMs, the results of the Waterberg DFS, the Waterberg Project becoming one of the largest and potentially lowest cash cost underground PGM mines globally, financing and mine development of the Waterberg Project including potential commercial alternatives for mine development financing and concentrate offtake, the grant of a mining right, the Company's plan to drive ahead with core business objectives, Lion securing future patent rights and the acceleration of developments of next generation battery technology. Estimates of mineral reserves and mineral resources are also forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the US $20 million senior secured facility with the Sprott Private Resource Lending II (Collector), LP ("Sprott") entered into August 21, 2019 (the "2019 Sprott Facility") is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission ("SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.

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Estimates of mineralization and other technical information referred to or included herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In particular, "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under NI 43-101; however, SEC Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Accordingly, descriptions of the Company's mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.